ASTRIA THERAPEUTICS, INC.

75 State Street

Suite 1400

Boston, Massachusetts 02109

December 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astria Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-276057
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Astria Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-276057), so that it may become effective at 4:30 p.m. Eastern time on December 29, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

ASTRIA THERAPEUTICS, INC.

By:	/s/ Ben Harshbarger
Name:	Ben Harshbarger
Title:	Chief Legal Officer and Corporate Secretary

cc:	Rosemary G. Reilly, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP